UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549-1004
FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from——————to———————

Commission file number 1-8061

FREQUENCY ELECTRONICS, INC. 401(k) SAVINGS PLAN
(Full title of the plan)

Frequency Electronics, Inc.
55 Charles Lindbergh Blvd., Mitchel Field, NY 11553

(Name of issuer of the securities held pursuant to
the plan and the address of its principal
executive offices)

Registrant's telephone number, including area code (516) 794-4500

Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

Alan Miller
Chief Financial Officer
Frequency Electronics, Inc.
55 Charles Lindbergh Blvd.
Mitchel Field, NY 11553

FREQUENCY ELECTRONICS, INC.

401(k) SAVINGS PLAN

YEAR ENDED DECEMBER 31, 2008

CONTENTS

		Page
a) FINANCIAL STATEMENTS:

Report of Independent Registered Public Accounting Firms		3-4

Statements of Net Assets Available for Benefits		5

Statement of Changes in Net Assets Available for Benefits		6

Notes to Financial Statements		7 - 12

SUPPLEMENTAL SCHEDULE:

Schedule H, Line 4i: Schedule of Assets (Held at End of Year)		13

Schedule H, Line 4j; Schedule of Reportable Transactions		14

b) EXHIBITS:

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 99.1	Certification of Chief Executive Officer and Chief Financial Officer

Exhibit 99.2	Certification by a Trustee of the Plan

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREQUENCY ELECTRONICS, INC.
Registrant

By: /s/ Alan L. Miller

Alan L. Miller
Treasurer and Chief Financial Officer

Dated: July 9, 2009

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Frequency Electronics, Inc. 401(k) Savings Plan
(Name of Plan)

Date: July 9, 2009	By:

/s/Robert Klomp

Robert Klomp, Trustee

/s/Markus Hechler

Markus Hechler, Trustee

/s/Marvin Meirs

Marvin Meirs, Trustee

Report of Independent Registered Public Accounting Firm

To the Trustees of
Frequency Electronics, Inc.
401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of Frequency Electronics, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) at December 31, 2008 and reportable transactions for the year ended December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Eisner LLP

New York, New York
July 9, 2009

Report of Independent Registered Public Accounting Firm

To the Trustees of
Frequency Electronics, Inc.
401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of Frequency Electronics, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2007. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above, presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 in conformity with U.S. generally accepted accounting principles.

/s/ Holtz Rubenstein Reminick LLP
Melville, New York
July 15, 2008

FREQUENCY ELECTRONICS, INC.

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007

ASSETS:
Cash and Cash Equivalents	$833	$833
Investments, at Fair Value	9,952,358	14,829,153
Loans Receivable from Participants	565,492	483,059
Contribution Receivable - Employer	0	122,132
Contribution Receivable – Participant	25,837	28,051
Total Assets	10,544,520	15,463,228
LIABILITIES:
Excess Participant Contributions Payable	0	26,289
Total Liabilities

Net Assets Available for Benefits at Fair Value	10,544,520	15,436,939

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contract	171,166	19,595

Net Assets Available for Benefits	$10,715,686	$15,456,534

The accompanying notes are an integral part of these financial statements.

FREQUENCY ELECTRONICS, INC.

401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2008

ADDITIONS (REDUCTIONS):
Additions (Reductions) to net assets attributed to:

Contributions:
Participant contributions	$1,240,998
Rollover contributions	129,725
Employer contributions	606,874
Total Contributions	1,977,597
Investment Income (Loss):
Net depreciation in fair value of investments	(5,213,510)
Increase in Contract Value for Fully
Benefit-Responsive Investment Contract	151,571
Interest	39,487
Dividends	113,023
Other, net	4,296
Net Investment (Loss)	(4,905,133)
Net Reductions	(2,927,536)

DEDUCTIONS:
Benefits paid to participants	1,813,312

NET DECREASE	(4,740,848)

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	15,456,534

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$10,715,686

The accompanying notes are an integral part of these financial statements.

FREQUENCY ELECTRONICS, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

1.        Plan Description

The following description of the Frequency Electronics, Inc. (the "Company" or the “Employer”) 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan, adopted on January 1, 1985, is a defined contribution savings plan qualified under Section 401(a) of the Internal Revenue Code covering employees of the Company who have completed six months of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan administration – Effective December 1, 2006, the Plan changed its custodian and record keeper from Metropolitan Life Insurance Company “Met Life” to Principal Retirement Group “Principal”.  The Plan also changed investment options to accounts offered by Principal.  Principal holds the Plan’s investment in Frequency Electronics, Inc. common stock.

Contributions - Each year, participants may contribute a portion of their pretax annual compensation, as defined by the Plan, subject to certain limitations imposed by the Internal Revenue Code (the “Code”).  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also rollover amounts representing distributions from other qualified benefit plans.  The Company may make matching contributions, as defined by the Plan.  Company contributions, if any, may consist of cash or qualifying employer securities.  During the year ended December 31, 2008, Company contributions were made in the form of Company stock. The Company contributed 100 percent of the first 3 percent of base compensation that a participant contributed to the Plan, not to exceed a maximum of $2,500.  Additionally, the Company contributed $500 on behalf of each eligible participant, regardless of the participant’s contribution, if any.  The maximum Company contribution is $3,000 per participant.

Participant accounts - Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings.  Allocations of Plan earnings are made to each participant's account based upon participant account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service.  Participants vest 20 percent after two years of service and 20 percent each year thereafter.  A participant is 100 percent vested after six years of credited service.

Participant loans - Loans are permitted against a participant's contributory account balance.  Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant's contributory account balance.  The loans are secured by the balance in the participant's account and bear interest at rates that range from 4 percent to 10.25 percent.  Principal and interest are paid ratably through payroll deductions.

Payment of benefits - A participant may elect to receive the value of the vested interest in his or her account upon termination of service due to death, disability or retirement.  An employee who became a participant on or after January 1, 1998, will generally receive their benefit as a lump-sum distribution.  An employee who became a participant prior to January 1, 1998, will generally receive their benefit, unless otherwise elected, as a Qualified Joint and Survivor Annuity, if the participant is married, or as a life annuity, if unmarried.  Participants who elect not to receive the annuity form of payment, may elect to receive a lump-sum distribution or a distribution in substantially equal monthly, quarterly, semi-annual or annual installments, (over a term that does not extend beyond the participant's or designated beneficiary's actuarial life expectancy).

Forfeited accounts - During the year ended December 31, 2008, forfeitures of non-vested accounts totaled $27,503 and forfeited non-vested accounts incurred investment losses of $48,214.  At December 31, 2008 and 2007, forfeited non-vested accounts, including earnings and losses thereon, totaled $37,380 and $58,091, respectively.  These accounts may be used to pay administrative costs of the Plan.  Any such accounts not used to pay administrative costs will be reallocated to participants in the same manner as employer contributions.  No amounts were reallocated in the year.  Because the Plan Administrator did not reallocate the forfeited accounts to the participants in accordance with the terms of the Plan on a timely basis, the Plan did not comply with ERISA rules.  In 2009, the forfeited accounts were reallocated to the participants.

Plan expenses - Expenses associated with administering the Plan are generally paid by the Company.  Certain participant-specific expenses may be paid by the Plan or assessed against such Participant as provided in the service and expense agreement.

2.        Summary of Significant Accounting Polices

Basis of presentation - The accompanying financial statements have been prepared on the accrual basis of accounting.

Correction of an error - The Statement of Net Assets Available for Benefits as of December 31, 2007 and certain disclosures regarding the Union Bond & Trust Company Principal Stable Value Fund (“Stable Value Fund”) have been restated to correct an immaterial error between the fair value and contract value of the Stable Value Fund.  Such restatement had no impact on the Net Assets Available for Benefits nor on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Investment valuation and income recognition - The Plan's investments are stated at fair value based upon quoted market prices, except for the Stable Value Fund which includes fully benefit-responsive investment contracts valued at contract value.  Participant loans are valued at cost plus accrued interest, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recognized in the period earned.  Dividends are recorded on the ex-dividend date.  Gains and losses on the sales of investments are recognized when realized, while unrealized gains and losses are recognized daily based on fluctuations in market value.  Realized and unrealized gains and losses are netted in the financial statements.

Frequency Electronics, Inc. Common Stock Fund - The Frequency Electronics, Inc. Common Stock Fund is a nonparticipant directed fund.  All employer matching contributions that were made prior to January 1, 1990 and subsequent to January 1, 2001 are in the form of Frequency Electronics, Inc. common stock.  This stock is valued at the last sale price on the NASDAQ on the last business day of the year.  Frequency Electronics, Inc. common stock approximated $935,000 (9%) and $2,283,000 (15%) of net assets available for benefits at December 31, 2008 and 2007, respectively.

Information about the significant components of the change in net assets related to the shares of common stock of the Company (nonparticipant-directed investment) during the year ended December 31, 2008 is as follows:

Balance, January 1, 2008	$2,282,692
Employer Contributions Received During 2008	701,517
Net Depreciation in Fair Value of Investments	(1,855,350)
Investment Income	320
Distributions	(194,645)
Balance, December 31, 2008	$934,534

Payment of benefits - Benefits are recorded when paid.

Adoption of new accounting pronouncement  - As of January 1, 2008, the Plan adopted the provisions of Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”).  FAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurement.  Although the adoption of FAS 157 did not materially impact the Plan’s financial statements, the Plan is now required to provide additional disclosures as part of its financial statements.  (Note 4)

3.        Investments

The following presents investments that represent 5 percent or more of the Plan's net assets at December 31, 2008:

Union Bond & Trust Company Principal Stable Value Fund; 220,144 shares	$3,495,117
Principal Global Investors S&P Idx AdvPr Fund; 250,706 shares	$1,576,940
Capital Research and Mgmt Co American Funds Growth Fund of America R3 Fund; 31,978 shares	$645,957
Frequency Electronics, Inc. Common Stock; 323,760 shares	$934,534

The following presents investments that represent 5 percent or more of the Plan's net assets at December 31, 2007:

Union Bond & Trust Company Principal Stable Value Fund; 188,977 shares	$3,018,822
Principal Global Investors Intl Emerging Mkts Adv Pref Fund; 31,861 shares	$955,825
Principal Global Investors Diversified IntlAdv Pref Fund; 59,069 shares	$816,924
Principal Global Investors S&P Idx AdvPr Fund; 217,052 shares	$2,226,959
Principal Global Investors Principal Investors LifeTime 2030 Adv Pref Fund; 68,738 shares	$940,348
Capital Research and Mgmt Co American Funds Growth Fund of America R3 Fund; 37,322 shares	$1,251,018
Frequency Electronics, Inc. Common Stock; 236,551 shares	$2,282,692

4.        Fair Value Measurements

FAS 157 establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FAS 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
-	Quoted prices for similar assets or liabilities in active markets;
-	Quoted prices for identical or similar assets or liabilities in inactive markets;
-	Inputs other than quoted prices that are observable for the asset or liability;
-	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2008 and 2007.

Frequency Electronics, Inc. Common Stock:  Valued at the closing price reported on the NASDAQ Global Market on which the securities are traded.

Mutual funds:  Valued at quoted market prices as reported on the active market on which the individual funds are traded.

Participant loans:  Valued at cost plus accrued interest which approximates fair value.

Stable Value Fund:  Fair value is determined by measuring the market value of its underlying investments.  The fund contains synthetic investment contracts comprised of both underlying investment and contractual components which have observable level 1 and level 2 pricing inputs, including quoted prices for similar assets in active or non-active markets.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual Funds	$5,522,707			$5,522,707
Frequency Electronics, Inc.
Common Stock	934,534			934,534
Stable Value Fund		$3,495,117		3,495,117
Investments, at Fair Value	6,457,241	3,495,117	-	9,952,358
Cash and Cash Equivalents	833			833
Participant Loans			$565,492	565,492
Assets at Fair Value	$6,458,074	$3,495,117	$565,492	$10,518,683

Level 3 Gains and Losses
The change in fair value of Participant Loans (level 3 assets) is due solely to issuance of new loans, accruals of interest and repayments which aggregate to $82,433 for the year ended December 31, 2008.  The Participant Loans did not record any gains or losses, whether realized or unrealized.

5.        Investment Contract with Insurance Company

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Stable Value Fund’s net assets include fully benefit-responsive investment contracts that are accounted for on their contract value basis.  Accordingly, the Plan accounts for its investment position in the Stable Value Fund using the contract value.  The Plan’s investment in the Stable Value Fund at contract value exceeded its fair value by approximately $171,000 and $20,000 at December 31, 2008 and 2007, respectively.  The average yield of the Stable Value Fund, based on actual earnings were 3.54% and 3.97%, respectively, for the years ended December 31, 2008 and 2007.  For the same periods, the yield based on interest rates credited to Participants were 3.58% and 3.92%, respectively.

6.        Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 9, 2009, that the Plan and related trust are designed in accordance with applicable sections of the Code.  This new determination letter was obtained as a result of Plan amendments which were adopted in 2007 to conform the Plan to recent legislative changes.

7.        Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

8.        Parties in Interest/Related Party Transactions

The Plan's investments include shares of common stock issued by the Plan Sponsor, Frequency Electronics, Inc.  This stock is valued at the last sale price on the NASDAQ on the last business day of the year. Investment in Frequency Electronics, Inc. common stock is permitted under the provisions of the Plan.

Principal Financial Group - Certain plan investments are shares of pooled separate accounts managed by Principal Financial Group.  Principal is the custodian and record keeper as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.  Purchases and sales of these accounts and the underlying investments comprising these accounts are open market transactions at fair market value.  Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA and applicable exemptions promulgated thereunder.

9.        Cash Dividend

During calendar year 2008, the Board of Directors of Frequency Electronics, Inc. suspended the payment of its semi-annual cash dividends.  No dividends were received by the Plan in 2008.

10.      Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

The value, liquidity and related income of the securities in which the Plan invests are sensitive to changes in economic conditions, including delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issues and changes in interest rates.

11.      Reconciliation to Form 5500

The differences between the information reported in the financial statements and the information reported in the Form 5500 arise primarily from the adjustment of investment contracts from fair value to contract value in accordance with the FSP.

The following is a reconciliation of the changes in net assets available for benefits during the year ended December 31, 2008:

Changes in Net Assets Available for Benefits per Form 5500	$(4,918,708)
Increase in Contract Value Adjustment, current year	151,571
Payment of accrued excess participant contributions	26,289
Changes in Net Assets Available for Benefits per financial statements	$(4,740,848)

The following is a reconciliation of net assets available for benefits at December 31, 2008 and 2007:

		2008	2007
Net Assets per Form 5500		$10,544,520	$15,463,228
Contract Value Adjustment, current year		171,166	19,595
Excess Participant Contribution, accrued	-	-	(26,289)
Net Assets Available for Benefits per financial statements		$10,715,686	$15,456,534

FREQUENCY ELECTRONICS, INC.

401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i – PN 003; EIN 11-1986657; FORM 5500
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2008

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or			Current
	similar party	Description of investment	Cost	Value

*	Union Bond & Trust Company Principal Stable Value Fund	Common / Collective Trust		$3,495,117

*	Principal Global Investors Smallcap Value AdvPr Fund	Interest in registered investment company.		323,095

*	Principal Global Investors Diversified IntlAdv Pref Fund	Interest in registered investment company.		351,252

*	Principal Global Investors Intl Emerging Mkts AdvPr Fund	Interest in registered investment company.		344,938

*	Principal Global Investors S&P 500 Idx AdvPr Fund	Interest in registered investment company.		1,576,940

	Allianz NFJ Dividend Value Fund	Interest in registered investment company.		130,114

	Columbia Management Advisors MidCap Value AdvPr Fund	Interest in registered investment company.		163,623

*	Principal Global Investors Government & HQ BD AdvPr Fund	Interest in registered investment company.		243,655

*	Principal Global Investors Bond and Mtg Secs AdvPr Fund	Interest in registered investment company.		496,616

	Turner Investment Partners MidCap Growth AdvPr Fund	Interest in registered investment company.		134,375

*	Principal Global Investors Prin Inv LifeTm 2010 AdvPr Fund	Interest in registered investment company.		72,729

*	Principal Global Investors Prin Inv LifeTm 2020 AdvPr Fund	Interest in registered investment company.		176,738

*	Principal Global Investors Prin Inv LifeTm 2030 AdvPr Fund	Interest in registered investment company.		519,951

*	Principal Global Investors Prin Inv LifeTm 2040 AdvPr Fund	Interest in registered investment company.		28,752

*	Principal Global Investors Prin Inv LifeTm 2050 AdvPr Fund	Interest in registered investment company.		55,624

	Capital Research and Mgmt Co Am Fds Grth Fund of America R3 Fund	Interest in registered investment companies.		645,957

*	Principal Global Investor Prin Inv Life Tm Str Inc AdvPr Fund	Interest in registered investment companies		34,765

	Columbus Circle Investors Large Cap Growth AdvPr Fund	Interest in registered investment companies		14,884

	T. Rowe Price LargeCap Blend II R3 Fund	Interest in registered investment companies		10,158

	Neuberger Berman Mgmt Inc. Neub Berm Partners Adv Fund	Interest in registered investment companies		129,456

	Alliance Bernstein LP Smallcap Growth I AdvPr Fund	Interest in registered investment companies		45,286

*	Principal Global Investors S&P 400 Idx AdvPr Fd	Interest in registered investment companies		16,758

*	Principal Global Investors S&P 600 Idx AdvPr Fund	Interest in registered investment companies		7,040

*	Frequency Electronics, Inc. Common Stock	Common stock of Frequency Electronics, Inc Par value $1.00.	3,195,051	934,534
				$9,952,358
*	Participant loans	Loans to plan participants. Various maturity dates through June 2014 with interest at prevailing commercial rates (4.0% -10.25%) and secured by the participants vested account balance.	$-	$565,492

	* Denotes party in interest.

FREQUENCY ELECTRONICS, INC.

401(k) SAVINGS PLAN

SCHEDULE H, LINE 4j – PN 003: EIN 11-1986657; FORM 5500

SCHEDULE OF REPORTABLE TRANSACTIONS

DECEMBER 31, 2008

DESCRIPTION OF ASSET	Total Number of Purchases	Total Number of Sales	Total Value of Purchases	Total Value of Sales	Net Gain/(Loss)
Stable Value Fund	192		$2,655,050		$0
Stable Value Fund		198		$2,152,570	66,470
Prin LargeCap S&P 500 Index Fund	180		629,905		0
Prin LargeCap S&P 500 Index Fund		78		369,100	(48,777)
Intl Emerg Mkts AdvPr Fund	129		621,313		0
Intl Emerg Mkts AdvPr Fund		80		808,689	(186,861)
Frequency Electronics, Inc.	97		727,048		0
Frequency Electronics, Inc.		128		233,094	(319,851)